April 13, 2015


Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:	Amended Schedule 13G
	The Pantry Inc.
	As of March 31, 2015

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange
Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership since the last filing, as of March 31, 2015, filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
Enclosures

cc:	Office of the Corporate Secretary
	The Pantry Inc.
	305 Gregson Drive
	P.O. Box 8019
      Cary, NC 27511















	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 4 )*


	The Pantry Inc.
	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	698657103
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages







CUSIP NO. 698657103                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY            6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    MARCH 31, 2015            7  SOLE DISPOSITIVE POWER
        BY EACH                           0
       REPORTING              8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________



Page 2 of 5 Pages









Item 1(a) 	Name of Issuer:

          	The Pantry Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

       		305 Gregson Drive
			P.O. Box 8019
                 Cary, NC 27511


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

        	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock


Item 2(e)	CUSIP Number:

          	698657103


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940





Page 3 of 5 Pages






Item 4   	Ownership as of March 31, 2015
5

         (a)  	Amount Beneficially Owned:

              	0 shares of common stock beneficially owned including:

                 No. of Shares
                 Eagle Asset Management, Inc.                   0

          (b)  	Percent of Class:                              0%


         (c)	Deemed Voting Power and Disposition Power:

       (i)            	(ii)           	    (iii)           (iv)
                                            Deemed          Deemed
      Deemed           Deemed               to have         to have
      to have          to have              Sole Power      Shared Power
      Sole Power       Shared Power         to Dispose      to Dispose
      to Vote or       to Vote or           or to           or to
      to Direct        to Direct            Direct the      Direct the
      to Vote          to Vote              Disposition     Disposition

Eagle Asset   0      	 ----                  0         ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
             	(_X_)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the
		Subsidiary which Acquired the Security Being
		Reported on by the Parent Holding Company:

              	 N/A



Page 4 of 5 Pages




Item 8   Identification and Classification of
          Members of the Group: N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2015            	EAGLE ASSET MANAGEMENT, INC.


					/s/ Damian Sousa
 					_________________________________
 					Damian Sousa
 					Vice President
 					Chief Compliance Officer












Page 5 of 5 Pages